(As filed July 18, 2002)

                                                              File No. 70-[____]

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
            --------------------------------------------------------

                                    FORM U-1

                           APPLICATION OR DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
            --------------------------------------------------------

                            NATIONAL FUEL GAS COMPANY
                   NATIONAL FUEL GAS DISTRIBUTION CORPORATION
                      NATIONAL FUEL GAS SUPPLY CORPORATION
              HORIZON ENERGY DEVELOPMENT, INC. AND ITS SUBSIDIARIES
                         HIGHLAND FOREST RESOURCES, INC.
                                 LEIDY HUB, INC.
                        DATA-TRACK ACCOUNT SERVICES, INC.
                      SENECA INDEPENDENCE PIPELINE COMPANY
                               10 Lafayette Square
                             Buffalo, New York 14203

                SENECA RESOURCES CORPORATION AND ITS SUBSIDIARIES
                               UPSTATE ENERGY INC.
                     NIAGARA INDEPENDENCE MARKETING COMPANY
                        1201 Louisiana Street, Suite 400
                              Houston, Texas 77002

                          NATIONAL FUEL RESOURCES, INC.
                               HORIZON POWER, INC.
                       165 Lawrence Bell Drive, Suite 120
                          Williamsville, New York 14221

                  (Names of companies filing this statement and
                    addresses of principal executive offices)
              -----------------------------------------------------

                            NATIONAL FUEL GAS COMPANY

                 (Name of top registered holding company parent)
              -----------------------------------------------------

                     Ronald J. Tanski, Senior Vice President
                                 and Controller
                   National Fuel Gas Distribution Corporation
                               10 Lafayette Square
                             Buffalo, New York 14203

                     (Name and address of agent for service)
             -------------------------------------------------------

      The Commission is requested to send copies of all notices, orders and communications in connection with this Application or Declaration to:

James P. Baetzhold, Senior Attorney            Michael F. Fitzpatrick, Jr., Esq.
National Fuel Gas Supply Corporation           Thelen Reid & Priest LLP
10 Lafayette Square                            40 W. 57th Street
Buffalo, New York  14203                       New York, New York  10019

                                TABLE OF CONTENTS



Item 1.  Description of Proposed Transaction...................................1

   1.1   Introduction..........................................................1

   1.2   The Applicants' Current Financing Authority...........................2

   1.3   Summary of Requested Approvals........................................3

   1.4   Use of Proceeds.......................................................4

   1.5   External Financing By National........................................5

         1.5.1  Long-term Securities...........................................5

                (a)  Common Stock..............................................5

                (b)  Preferred Securities......................................7

                (c)  Long-term Debt............................................7

                (d)  Stock Purchase Contracts and Stock Purchase Units.........7

         1.5.2  Short-term Debt................................................8

                (a)  Commercial Paper..........................................8

                (b)  Other Credit Facilities...................................8

                (c)  Other Securities..........................................9

   1.6   Financing Subsidiaries and Special Purpose Subsidiaries...............9

         1.6.1  Financing Subsidiaries.........................................9

         1.6.2  Special Purpose Subsidiaries..................................10

   1.7   Financing by Subsidiaries............................................11

         1.7.1  Financing by Distribution.....................................11

         1.7.2  Non-Utility Subsidiaries......................................11

   1.8   Continuation of Money Pool Arrangements..............................12

   1.9   Guarantees...........................................................14

   1.10  Hedging Transactions.................................................15

         1.10.1 Interest Rate Derivatives.....................................15

         1.10.2 Anticipatory Hedges...........................................15

   1.11  Changes in Capital Structure of Majority-Owned Subsidiaries..........16

   1.12  Non-Utility Subsidiary Reorganizations...............................17

   1.13  Certificates of Notification.........................................17

Item 2.  Fees, Commissions and Expenses.......................................19


Item 3.  Applicable Statutory Provisions......................................19

   3.1   General..............................................................19

   3.2   Compliance with Rules 53 and 54......................................19


Item 4.  Regulatory Approvals.................................................20


Item 5.  Procedure............................................................20


Item 6.  Exhibits and Financial Statements....................................21

     A.  Exhibits.............................................................21

     B.  Financial Statements.................................................22


Item 7.  Information as to Environmental Effects..............................23

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION.

     1.1 Introduction. National Fuel Gas Company ("National") is a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"). Its wholly-owned gas utility subsidiary, National Fuel Gas Distribution Corporation ("Distribution"), distributes natural gas at retail to approximately 732,000 residential, commercial and industrial customers (including transportation-only customers) in portions of western New York and northwestern Pennsylvania.

     National's direct non-utility subsidiaries, all of which are wholly-owned, and the principal business or businesses of each such subsidiary, are as follows:

-------------------------------------------------------------------------------------------
             SUBSIDIARY                                   PRINCIPAL BUSINESS
-------------------------------------------------------------------------------------------
National Fuel Gas Supply Corporation        Transportation and storage of natural gas
-------------------------------------------------------------------------------------------
Seneca Resources Corporation                Engages, directly and through partnerships in
                                            which it is an investor, in natural gas and
                                            oil exploration and production in the United
                                            States and Canada
-------------------------------------------------------------------------------------------
Horizon Energy Development, Inc.            Engages, directly and through subsidiaries, in
                                            development and ownership of exempt foreign
                                            utilities and domestic and foreign electric
                                            generation projects
-------------------------------------------------------------------------------------------
Seneca Independence Pipeline Company        Owns a one-third general partnership interest
                                            in Independence Pipeline Company, which was
                                            formed to construct and operate a proposed
                                            400-mile interstate natural gas pipeline
-------------------------------------------------------------------------------------------
Niagara Independence Marketing Company      Owns a one-third general partnership interest
                                            in DirectLink Gas Marketing Company, which was
                                            formed to engage in natural gas marketing in
                                            part by subscribing for firm transportation
                                            capacity on the proposed Independence Pipeline
-------------------------------------------------------------------------------------------
Highland Forest Resources, Inc.             Together with Seneca Resources Corporation,
                                            Northeast Division, engages in marketing of
                                            timber hardwood from New York and Pennsylvania
                                            property holdings, and operation of saw mills
-------------------------------------------------------------------------------------------
Leidy Hub, Inc.                             Provides natural gas hub services to customers
-------------------------------------------------------------------------------------------
National Fuel Resources, Inc.               Marketing and brokerage of natural gas and
                                            provision of energy management services
-------------------------------------------------------------------------------------------
Upstate Energy Inc.                         Wholesale natural gas marketing and other
                                            energy-related activities
-------------------------------------------------------------------------------------------
Data-Track Account Services, Inc.           Provides collection services, primarily for
                                            associate companies
-------------------------------------------------------------------------------------------
Horizon Power, Inc.                         Exempt wholesale generator
-------------------------------------------------------------------------------------------

     Filed herewith as Exhibit E is a current organizational chart showing the relationship of National and its direct and indirect subsidiaries.

     The non-utility companies listed in the table above, and the wholly- or partly- owned direct and indirect subsidiaries of such companies, are referred to in this Application or Declaration as the "Non-Utility Subsidiaries." The term Non-Utility Subsidiary also includes any other non-utility company in which National hereafter acquires an interest, directly or indirectly, pursuant to any available exemption (such as Rule 58) or pursuant to the terms of any order issued by the Securities and Exchange Commission ("Commission"). Distribution and the Non-Utility Subsidiaries are collectively referred to as the "Subsidiaries." National and the Subsidiaries are collectively referred to as the "Applicants" or "System."

         1.2 The Applicants' Current Financing Authority. By order dated
March 20, 1998,(1) as modified by order dated April 21, 2000(2) (as modified, the "Current Order"), National and the Subsidiaries are authorized to engage in a program of external financing, intrasystem financing and other related transactions through December 31, 2002. Specifically, the Commission authorized:
(i) National to issue and sell from time to time additional long-term debt and equity securities outstanding at any one time not to exceed $2 billion, excluding any common stock issued under National's shareholder rights plan,(3) and to utilize the proceeds thereof to make investments in its Subsidiaries, and for other corporate purposes; (ii) National to issue and sell from time to time up to $750 million principal amount of short-term debt having maturities of up to 270 days in the form of commercial paper and borrowings under credit facilities; (iii) National to enter into interest rate hedges with respect to outstanding indebtedness and to enter into certain anticipatory interest rate hedging transactions; (iv) to the extent such transactions are not exempt under Rule 52(a), Distribution to issue and sell debt securities of any type to persons other than National in an aggregate principal amount not to exceed $250 million; (v) National to guarantee securities of its Subsidiaries and provide other forms of credit support with respect to obligations of its Subsidiaries as may be necessary or appropriate to enable such Subsidiaries to carry on in the ordinary course of business in an aggregate amount not to exceed $2 billion outstanding at any one time;(4) (vi) National to continue to administer the National System Money Pool ("Money Pool"), to invest surplus funds and proceeds of external short-term borrowings in the Money Pool, and, to the extent not exempt under Rule 52, the Subsidiaries to invest surplus funds in and to make borrowings from National and from each other through the Money Pool, subject to certain limitations; and (vii) National and Non-Utility Subsidiaries to organize and acquire the securities of one or more entities (each a "Financing Subsidiary") formed for the purpose of effecting financing transactions for National and its

----------
(1) National Fuel Gas Company, et al., Holding Co. Act Release No. 26847, File No. 70-9153.
(2) National Fuel Gas Company, et al., Holding Co. Act Release No. 27170, File No. 70-9153.
(3) See National Fuel Gas Company, Holding Co. Act Release No. 26532, File No. 70-8841 (June 12, 1996) (authorizing National to adopt and implement a rights agreement and to issue rights thereunder that entitle the holders thereof to purchase from National shares of common stock upon the occurrence of certain events).
(4) Under the April 21, 2000 order (referenced at footnote 2 above), National was authorized to provide up to $30 million of Guarantees with respect to the obligations of Horizon Power, Inc. (formerly NFR Power, Inc.).

Subsidiaries and, to the extent not exempt under Rules 45(b) and 52, to guarantee the obligations of such Financing Subsidiaries.

     National's authorized capitalization consists of 200 million shares of common stock, par value $1.00 per share, and 10 million shares of preferred stock, par value $1.00 per share. At May 31, 2002, National had issued and outstanding 80,015,191 shares of common stock, and no shares of preferred stock issued or outstanding. Also, at May 31, 2002, National had issued and outstanding long-term debt securities (excluding current portion) totaling $1,049,829,923, and commercial paper and other short-term debt (including current portion of long-term debt) totaling $481,584,802. At May 31, 2002, National's consolidated capitalization consisted of the following components: common equity - 41.5%; long-term debt (excluding current maturities) - 40.1%; and short-term debt (including current maturities of long-term debt) - 18.4%.

     1.3 Summary of Requested Approvals. The Applicants herein request approval for a program of external financing, credit support arrangements, intra-system financing, and other related proposals for the period through December 31, 2005 ("Authorization Period"). It is intended that the order issued in this proceeding will replace and supersede the Current Order effective upon the date of the order issued in this proceeding.

     Specifically, the Applicants are requesting authorization for:

     (i) National to increase its equity and long-term debt capitalization through the issuance and sale from time to time of Common Stock, Preferred Securities, Long-term Debt, Stock Purchase Contracts and/or Stock Purchase Units (as such terms are defined and described in Item 1.5 below), in an aggregate amount of up to an additional $1.5 billion, excluding any shares of Common Stock that may be issued under National's shareholder rights plan.

     (ii) In connection with the issuance and sale of Preferred Securities, Long-term Debt, Stock Purchase Contracts or Stock Purchase Units, National to organize and acquire the equity securities of one or more Financing Subsidiaries or Special Purpose Subsidiaries (as such term is defined and described in Item 1.6 below), to guarantee the securities issued by such Financing Subsidiaries or Special Purpose Subsidiaries, and to borrow or otherwise receive a transfer of the proceeds of any financing by any Financing Subsidiary or Special Purpose Subsidiary. Non-Utility Subsidiaries also seek approval to organize and acquire the securities of Financing Subsidiaries and Special Purpose Subsidiaries.

     (iii) National to issue and sell commercial paper and other forms of indebtedness having maturities of less than one year ("Short-term Debt") in an aggregate principal amount at any time outstanding not to exceed $750 million.

     (iv) National and the Non-Utility Subsidiaries to make loans to any other Non-Utility Subsidiary that is less than wholly-owned at interest rates and maturities designed to provide a return to the lending entity of not less than its effective cost of capital.

     (v) National to invest surplus funds and proceeds of external borrowings in the Money Pool, and, to the extent not exempt under Rules 52 and 45(b), participating Subsidiaries to invest surplus funds in and to make borrowings from National and from each other through the Money Pool, subject to certain limitations.

     (vi) National to issue guarantees and provide other forms of credit support with respect to the securities or other obligations of its Subsidiaries in an aggregate principal or nominal amount not to exceed $2 billion at any time outstanding, in addition to any guarantees that are exempt pursuant to Rule 45(b), subject to certain limitations.

     (vii) National and, to the extent not exempt under Rule 52, any Subsidiary to enter into hedging transactions with respect to outstanding indebtedness of such company ("Interest Rate Hedges") in order to manage interest rate costs, and to enter into hedging transactions with respect to anticipated debt issuances ("Anticipatory Hedges") in order to lock-in current interest rates and/or manage interest rate risk exposure.

     (viii) National to change the authorized capitalization of any majority-owned Subsidiary without further Commission approval, subject to certain limitations.

     (ix) National to consolidate or otherwise reorganize all or any part of its direct or indirect investments in Non-Utility Subsidiaries.

     1.4 Use of Proceeds. National proposes to utilize the proceeds of the financings authorized by the Commission pursuant to this Application or Declaration, together with other available funds, (i) to make investments in Subsidiaries in order to finance capital expenditures by such Subsidiaries, (ii) to fund short-term loans to certain Subsidiaries either directly or through the Money Pool, (iii) to finance future investments in "exempt wholesale generators" ("EWGs") and "foreign utility companies" ("FUCOs"), subject to the limitations of Rule 53 or other order of the Commission,(5) and "energy-related" and "gas-related" companies, subject to the limitations of Rule 58, (iv) to acquire, retire or redeem securities issued by National or any Financing Subsidiary or Special Purpose Subsidiary, and (v) for working capital and other general corporate purposes of National and its Subsidiaries. Distribution proposes to utilize the proceeds of authorized Money Pool borrowings to temporarily fund capital projects, to finance inventories, and for other general corporate purposes.

         The terms of intercompany loans by National to its Subsidiaries will be designed to parallel the effective cost of National's Long-term Debt or Short-term Debt, as applicable, and therefore will reflect an equitable allocation of placement fees, commitment fees, underwriting or selling fees and commissions and discounts, if any, as well as any associated rating agency fees

----------
(5) In a separate proceeding (File No. 70-9987), National is requesting Commission approval to increase its investments in EWGs and FUCOs to an amount that exceeds the limitation contained in Rule 53(a).

paid or incurred by National in connection with the issuance of Long-term Debt or Short-term Debt.

     The Applicants represent that no financing proceeds will be used to acquire the equity securities of any new company unless such acquisition has been approved by the Commission in this proceeding or in a separate proceeding or in accordance with an available exemption under the Act or rules thereunder, including Sections 32 and 33 and Rule 58. National further represents that it will not undertake any transaction otherwise authorized by the Commission during the Authorization Period that would cause the common equity of National, as a percentage of its consolidated capitalization (inclusive of Short-term Debt), to fall below 30%, and will not undertake any transaction otherwise authorized by the Commission during the Authorization Period that would cause the common equity of Distribution, as a percentage of capitalization of Distribution, to fall below 30%. National's forecasted cash flow analysis and capitalization forecast for the calendar years 2002 through 2005 (filed herewith as Exhibit H), which assumes that National will issue during the Authorization Period $351 million of Common Stock out of the $1.5 billion overall long-term financing authority requested herein, indicate that National's common equity will remain above 30% of its consolidated capitalization for the period forecasted in Exhibit H.

     1.5 External Financing By National.

          1.5.1 Long-term Securities. National requests authority to increase its equity and long-term debt capitalization during the Authorization Period in an aggregate amount of up to an additional $1.5 billion through the issuance and sale from time to time, directly or indirectly through one or more Financing Subsidiaries or Special Purpose Subsidiaries, of any combination of Common Stock, Preferred Securities, Long-term Debt, Stock Purchase Contracts and/or Stock Purchase Units, but excluding any shares of Common Stock that may be issued under National's shareholder rights plan.

     Except in accordance with a further order of the Commission in this proceeding, National will not publicly issue any Long-term Debt or Preferred Securities (or to the extent they are rated, Stock Purchase Contracts and/or Stock Purchase Units) unless such securities are rated at the time of issuance at the investment grade level as established by at least one "nationally recognized statistical rating organization," as that term is used in paragraphs
(c)(2)(vi)(E), (F) and (H) of Rule 15c3-1 under the Securities Exchange Act of 1934. It is requested that the Commission reserve jurisdiction over the issuance by National of any such securities that are rated below investment grade.

               (a) Common Stock. National may issue and sell additional shares of its authorized common stock, par value $1.00 per share ("Common Stock"), or options or warrants exercisable for Common Stock, pursuant to underwriting or purchase agreements of a type generally standard in the industry. Public distributions may be pursuant to private negotiation with underwriters, purchasers, dealers or agents, as discussed below, or effected through competitive bidding. In addition, sales may be made through private placements or other non-public offerings to one or more persons. All such Common Stock sales will be at prices and under conditions negotiated or based upon, or otherwise determined by, competitive capital markets.

     Specifically, National may issue and sell Common Stock through underwriters or dealers, through agents, or directly to a limited number of purchasers or a single purchaser. If underwriters are used in the sale of Common Stock, such securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Common Stock may be offered to the public either through underwriting syndicates (which may be represented by a managing underwriter or underwriters designated by National) or directly by one or more underwriters acting alone. Common Stock may be sold directly by National or through agents designated by National from time to time. If dealers are utilized in the sale of Common Stock, National will sell such Common Stock to the dealers, as principals. Any dealer may then resell such Common Stock to the public at varying prices to be determined by such dealer at the time of resale.

     National may also issue Common Stock and/or purchase shares of its Common Stock in the open market for purposes of reissuing such shares, and/or options, warrants or other stock purchase rights exercisable for Common Stock, in public or privately-negotiated transactions in exchange for the equity securities or assets of other companies, provided that the acquisition of any such equity securities or assets has been authorized in a separate proceeding or is exempt under the Act or the rules thereunder (e.g., Rule 58). The value of Common Stock issued in exchange for equity securities or assets of another company will be counted against the overall limitation on financing proposed herein. Such value will be as determined in accordance with any agreement with the seller or, if no such value is specified in any such agreement, then such value will be the closing price of National's Common Stock on the New York Stock Exchange on the trading day next preceding the date of the acquisition.

     National also proposes to issue Common Stock under plans ("Stock Plans") that allow shareholders, customers, officers, employees, nonemployee directors and new investors to acquire shares of Common Stock. Currently, National maintains the National Fuel Direct Stock Purchase and Dividend Reinvestment Plan, which provides a simple, cost-effective method for purchasing shares of Common Stock directly from National and permits participants to reinvest cash dividends in shares of Common Stock without the payment of any brokerage commissions or service charges in connection with such reinvestment. National also maintains (i) 401(k) and Employee Stock Ownership Plans that allow employees the opportunity to invest in Common Stock and reinvest cash dividends paid on such Common Stock, in addition to a variety of other investment alternatives, (ii) various award and option plans that provide for the issuance of one or more of the following to key employees: incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, and performance units or performance shares, and (iii) a Director Stock Plan, under which it issues shares of Common Stock to its non-employee directors as partial consideration for their services as directors.

     National proposes to issue shares of its Common Stock, as well as stock options, restricted stock awards, performance units, performance shares, and other Common Stock-based awards in order to satisfy its obligations under the

Stock Plans. Shares of Common Stock issued or purchased for delivery under the Stock Plans may either be newly issued shares, treasury shares or shares purchased by National in the open market with its own funds (either currently or under forward contracts) for purposes of reissuance under any Stock Plan. National will make open-market purchases of Common Stock in accordance with the terms of or in connection with the operation of the Stock Plans pursuant to Rule
42. National also proposes, within the limitations set forth herein, to issue and/or purchase shares of Common Stock pursuant to these existing Stock Plans, as they may be amended or extended, and similar plans or plan funding arrangements hereafter adopted without any additional Commission order. Stock transactions of this variety would thus be treated the same as other stock transactions permitted pursuant to this Application or Declaration. Finally, in connection with the adoption of any new Stock Plan or any extension of or amendment to an existing Stock Plan, National also requests authorization to solicit any required shareholder approvals without further order of the Commission.

               (b) Preferred Securities. National, directly or through a Financing Subsidiary or Special Purpose Subsidiary, also proposes to issue and sell shares of its authorized preferred stock, par value $1.00 per share and/or other types of unsecured preferred securities (collectively, "Preferred Securities") in one or more series with such rights, preferences, and priorities as may be designated in the instrument creating each such series, as determined by National's board of directors or a committee thereof. Preferred Securities may be redeemable or may be perpetual in duration. The dividend or distribution rate on any series of Preferred Securities will not exceed at the time of issuance 500 basis points over the yield to maturity of a U.S. Treasury security having a remaining term equal to the term of such securities. Dividends or distributions on any series of Preferred Securities will be made periodically and to the extent funds are legally available for such purpose, but may be made subject to terms which allow the issuer to defer dividend payments or distributions for specified periods. Preferred Securities may be convertible or exchangeable into shares of Common Stock.

               (c) Long-term Debt. National, directly or through a Financing Subsidiary, also proposes to issue and sell from time to time additional long-term indebtedness ("Long-term Debt"). Long-term Debt of a particular series
(a) will be unsecured, (b) may be convertible into any other authorized securities of National, (c) will have a maturity ranging from one year to 50 years, (d) will bear interest at a rate not to exceed at the time of issuance 500 basis points over the yield to maturity of a U.S. Treasury security having a remaining term equal to the term of such Long-term Debt, (e) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at various premiums above the principal amount thereof, (f) may be entitled to mandatory or optional sinking fund provisions, (g) may provide for reset of the coupon pursuant to a remarketing arrangement, and (h) may be called from existing investors by a third party. The maturity dates, interest rates, redemption and sinking fund provisions and conversion features, if any, with respect to the Long-term Debt of a particular series, as well as any associated placement, underwriting or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding.

               (d) Stock Purchase Contracts and Stock Purchase Units. National, directly or through a Financing Subsidiary, may also issue and sell from time to time stock purchase contracts ("Stock Purchase Contracts"), including contracts obligating holders to purchase from National and/or National to sell to the holders, a specified number of shares or aggregate offering price of Common Stock at a future date. The consideration per share of Common Stock may be fixed at the time the Stock Purchase Contracts are issued or may be determined by reference to a specific formula set forth in the Stock Purchase Contracts. The Stock Purchase Contracts may be issued separately or as part of units ("Stock Purchase Units") consisting of a Stock Purchase Contract and Long-term Debt and/or Preferred Securities and/or debt securities of third parties, including U.S. Treasury securities, securing holders' obligations to purchase Common Stock under the Stock Purchase Contracts. The Stock Purchase Contracts may require holders to secure their obligations thereunder in a specified manner.

          1.5.2 Short-term Debt. To provide financing for general corporate purposes, including making advances to participating Subsidiaries through the Money Pool (see Item 1.8 below), making advances directly to Non-Utility Subsidiaries, and to temporarily fund investments in new or existing Subsidiaries, National requests authorization to issue and reissue from time to time during the Authorization Period, up to $750 million at any time outstanding of unsecured short-term debt securities in the form of promissory notes evidencing borrowings under its credit facilities, commercial paper notes, and other forms of short-term financing generally available to borrowers with investment grade credit ratings. The maturity of all Short-term Debt will be less than one year and will bear interest at a rate not to exceed at the time of issuance 300 basis points over the London Interbank Offered Rate (LIBOR) for maturities of up to one year.

               (a) Commercial Paper.Commercial paper may be sold by National, from time to time, in established domestic or foreign commercial paper markets directly or through dealers and placement agents at prevailing discount rates, or at prevailing coupon rates, at the date of issuance for commercial paper of comparable quality and maturities sold to commercial paper dealers generally. It is expected that the dealers and placement agents acquiring commercial paper from National will re-offer such paper at a discount to corporate, institutional and, with respect to foreign commercial paper, also to individual investors. Such corporate and institutional investors may include, among others, commercial banks, insurance companies, pension funds, investment trusts, mutual funds, foundations, colleges and universities, finance companies and nonfinancial corporations.

     Back-up bank lines of credit for 100% of the outstanding amount of commercial paper may be required in order to obtain an investment grade rating by the credit rating agencies. National currently has a committed credit facility which acts as back-up to its commercial paper program.

               (b) Other Credit Facilities. National also proposes to establish credit facilities with various banks and/or other financial institutions and to issue and sell, from time to time, short-term notes. Such notes would bear interest at rates comparable to, or lower than, those available through other forms of short-term borrowing with similar terms as contemplated in this Application or Declaration. The total amount of notes outstanding at any time, when added to the aggregate amounts of short-term borrowing outstanding under other forms of short-term borrowing contemplated in this Application or Declaration, would not exceed the total amount of Short-term Debt for which authorization is requested. Such borrowing arrangements with the banks and financial institutions may require compensating balances and/or commitment fees or similar fees. National, at all times, will attempt to negotiate the most favorable effective borrowing rate taking into account any such compensating balances and/or other fees.

               (c) Other Securities. National may also engage in other types of short-term financing as it may deem appropriate in light of its needs and market conditions at the time of issuance. Such short-term financing may include, without limitation, bank borrowings under uncommitted lines and issuance of bid notes to individual banks.

     1.6 Financing Subsidiaries and Special Purpose Subsidiaries. National requests authority to acquire, directly or indirectly, the equity securities of one or more Financing Subsidiaries and/or Special Purpose Subsidiaries, which would be organized specifically for the purpose of facilitating the issuance of certain types of long-term securities described in Item 1.5. Certain of the Non-Utility Subsidiaries also propose to organize and acquire the equity securities of Financing Subsidiaries or Special Purpose Subsidiaries in order to facilitate financing of their operations. National represents that it has in place sufficient internal controls to enable it to monitor the creation and use of any such entities.(6)

     No Financing Subsidiary or Special Purpose Subsidiary shall acquire or dispose of, directly or indirectly, any interest in any "utility asset," as that term is defined under the Act.

          1.6.1 Financing Subsidiaries. National proposes to acquire all of the outstanding shares of common stock or other equity interests of one or more Financing Subsidiaries. A separate Financing Subsidiary may be used by National with respect to financings of different types of non-core businesses. In connection with such financing transactions, National may enter into one or more guarantee or other credit support agreements in favor of the Financing Subsidiary. The amount of any such guarantees or credit supports would not count against the limit on Guarantees that is proposed under Item 1.9 below.

     National has not heretofore created any direct Financing Subsidiary pursuant to the authority contained in the Current Order. However, National's natural gas and oil exploration and production subsidiary, Seneca Resources Corporation, is currently in the process of organizing certain Financing Subsidiaries, which are expected to increase the tax efficiencies of its operations in Canada. Any Financing Subsidiary or Special Purpose Subsidiary organized by National pursuant to the authority granted by the Commission in this proceeding shall be organized only if, in management's opinion, the creation and utilization of such Financing Subsidiary or Special Purpose Subsidiary, will likely result in tax savings, increased access to capital

----------
(6) The authority requested in this Item 1.6 (including certain commitments contained in this Item 1.6 and elsewhere in this Application or Declaration) is substantially the same as the Commission has granted to other registered holding companies. See e.g., American Electric Power Company, Inc., Holding Co. Act Release No. 27517 (Apr. 11, 2002); Reliant Energy, Inc., et al., Holding Co. Act Release No. 27548 (July 5, 2002).

markets and/or lower cost of capital for National.

          1.6.2 Special Purpose Subsidiaries. In connection with the issuance of certain types of Preferred Securities, National and/or a Financing Subsidiary proposes to organize one or more separate special purpose subsidiaries as any one or any combination of (a) a limited liability company under the Limited Liability Company Act (the "LLC Act") of the State of Delaware or other jurisdiction considered advantageous by National, (b) a limited partnership under the Revised Uniform Limited Partnership Act of the State of Delaware or other jurisdiction considered advantageous by National, (c) a business trust under the Business Trust Act of the State of Delaware or other jurisdiction considered advantageous by National, or (d) any other entity or structure, foreign or domestic, that is considered advantageous by National. The special purpose subsidiaries to be so organized are herein referred to individually as a "Special Purpose Subsidiary" and collectively as the "Special Purpose Subsidiaries." In the event that any Special Purpose Subsidiary is organized as a limited liability company, National or the Financing Subsidiary may also organize a second special purpose wholly-owned subsidiary under the General Corporation Law of the State of Delaware or other jurisdiction ("Partner Sub") for the purpose of acquiring and holding Special Purpose Subsidiary membership interests in order to comply with any requirement under the applicable law that a limited liability company have at least two members. In the event that any Special Purpose Subsidiary is organized as a limited partnership, National or the Financing Subsidiary also may organize a Partner Sub for the purpose of acting as the general partner of such Special Purpose Subsidiary and may acquire, either directly or indirectly through such Partner Sub, a limited partnership interest in such Special Purpose Subsidiary to ensure that such Special Purpose Subsidiary will have a limited partner to the extent required by applicable law.

     National, the Financing Subsidiary and/or a Partner Sub will acquire all of the common stock or all of the general partnership or other common equity interests, as the case may be, of any Special Purpose Subsidiary for an amount not less than the minimum required by any applicable law (i.e., the aggregate of the equity accounts of such Special Purpose Subsidiary) (the aggregate of such investment by National, the Financing Subsidiary and/or a Partner Sub being referred to herein as the "Equity Contribution"). National and/or the Financing Subsidiary may issue and sell to any Special Purpose Subsidiary, at any time or from time to time in one or more series, unsecured subordinated debentures, unsecured promissory notes or other unsecured debt instruments (individually, a "Note" and collectively, the "Notes") governed by an indenture or other document, and such Special Purpose Subsidiary will apply both the Equity Contribution made to it and the proceeds from the sale of Preferred Securities by it from time to time to purchase Notes. Alternatively, National and/or the Financing Subsidiary may enter into a loan agreement or agreements with any Special Purpose Subsidiary under which such Special Purpose Subsidiary will loan to National and/or the Financing Subsidiary (individually, a "Loan" and collectively, the "Loans") both the Equity Contribution to such Special Purpose Subsidiary and the proceeds from the sale of Preferred Securities by such Special Purpose Subsidiary from time to time, and National and/or the Financing Subsidiary will issue to such Special Purpose Subsidiary Notes evidencing such borrowings. The terms (e.g., interest rate, maturity, amortization, prepayment terms, default provisions, etc.) of any such Notes would generally be designed to parallel the terms of the Preferred Securities to which the Notes relate.

     National or any Financing Subsidiary also proposes to guarantee solely in connection with the issuance of Preferred Securities by a Special Purpose Subsidiary (i) payment of dividends or distributions on such securities by the Special Purpose Subsidiary if and to the extent such Special Purpose Subsidiary has funds legally available therefor, (ii) payments to the holders of such securities due upon liquidation of such Special Purpose Subsidiary or redemption of the Preferred Securities of such Special Purpose Subsidiary, and (iii) certain additional amounts that may be payable in respect of such Preferred Securities. Alternatively, National may provide credit support for any such guarantee that is provided by a Financing Subsidiary. The amount of any such guarantees or credit support provided by National under this section would not also be counted against the limitation on Guarantees, as set forth in Item 1.9 below.

     In the event of any voluntary or involuntary liquidation, dissolution or winding up of any Special Purpose Subsidiary, the holders of Preferred Securities issued by such Special Purpose Subsidiary will be entitled to receive, out of the assets of such Special Purpose Subsidiary available for distribution to its shareholders, partners or other owners (as the case may be), an amount equal to the par or stated value or liquidation preference of such Preferred Securities plus any accrued and unpaid dividends or distributions.

     The constituent instruments of each Special Purpose Subsidiary will provide, among other things, that such Special Purpose Subsidiary's activities will be limited to the issuance and sale of Preferred Securities from time to time and the lending to the Financing Subsidiary or Partner Sub of (i) the proceeds thereof and (ii) the Equity Contribution to such Special Purpose Subsidiary, and certain other related activities.

     1.7 Financing by Subsidiaries.

          1.7.1 Financing by Distribution. The New York Public Service Commission ("NYPSC") and Pennsylvania Public Utility Commission ("PaPUC") both have jurisdiction over the issuance of securities by Distribution, other than any evidence of indebtedness having a maturity of less than one year. Distribution is currently authorized by the NYPSC and the PaPUC to issue and sell up to $250 million principal amount of long-term promissory notes to National from time to time through December 31, 2002.(7) The interest rate and maturities of notes issued to National are designed to match the maturities and effective interest cost of Long-term Debt issued by National. Accordingly, with the exception of short-term debt securities, all securities issued by Distribution, including notes issued to National having maturities of one year or more, are exempt from the requirements of Sections 6(a) and 7 of the Act pursuant to Rule 52(a). Proposed short-term borrowings by Distribution through the Money Pool are described in Item 1.8 below.

          1.7.2 Non-Utility Subsidiaries. National, through its Non-Utility Subsidiaries, will continue to be active in the development and expansion of energy-related or otherwise functionally-related, non-utility businesses. In

----------
(7) Distribution will be filing applications with the NYPSC and PaPUC seeking to extend its financing authority through December 31, 2005.

order to finance investments in such competitive businesses, it will be necessary for the Non-Utility Subsidiaries to have the ability to engage in financing transactions that are commonly accepted for such types of investments. National believes that, in almost all cases, financings by the Non-Utility Subsidiaries will be exempt from Commission authorization pursuant to Rule 52(b).

     In order to be exempt under Rule 52(b), any loans by National to a Non-Utility Subsidiary or by any Non-Utility Subsidiary, including a Financing Subsidiary, to another Non-Utility Subsidiary must have interest rates and maturities that are designed to parallel the lending company's effective cost of capital. However, in the limited circumstances where the Non-Utility Subsidiary making the borrowing is not wholly-owned by National, directly or indirectly, authority is requested under the Act for National or any other Non-Utility Subsidiary, as the case may be, to make such loans to such subsidiaries at interest rates and maturities designed to provide a return to the lending entity of not less than its effective cost of capital. However, no such loan will be made to a less than wholly-owned Non-Utility Subsidiary if such entity sells any services or goods to Distribution or to any other Non-Utility Subsidiary which, in turn, sells goods or services to Distribution.(8)

     As previously indicated, certain of the Non-Utility Subsidiaries (for example, Seneca Resources Corporation) may be able to achieve tax and other benefits by issuing securities through Financing Subsidiaries and/or Special Purpose Subsidiaries, and, accordingly, request authorization to organize and acquire the equity securities of such entities in the same manner as described above in connection with the proposed financing by National. In any such case, a Non-Utility Subsidiary may be required to provide guarantees or other forms of credit support with respect to the securities issued by such entities and to issue its notes to such entities to evidence the borrowing of the proceeds of financing of and equity investments in such entities, as described above. These transactions would be exempt pursuant to Rules 45(b)(7) and 52, as applicable.

     1.8 Continuation of Money Pool Arrangements. Under the Current Order, Distribution, National Fuel Gas Supply Corporation, Seneca Resources Corporation, Highland Forest Resources, Inc., Leidy Hub, Inc., Horizon Energy Development, Inc., Data-Track Account Services, Inc., National Fuel Resources, Inc., Upstate Energy Inc., Niagara Independence Marketing Company, and Seneca Independence Pipeline Company are authorized to participate in the Money Pool as both borrowers and lenders. Horizon Power, Inc. ("Power") is authorized to invest surplus funds in the Money Pool, and to withdraw those funds when needed, but may not borrow through the Money Pool. Likewise, National is authorized to lend funds through the Money Pool, but may not borrow funds through the Money Pool. The Applicants now propose to continue to participate in, and, with the exception of National and Power, incur short-term borrowings through, the Money Pool, on the same terms as approved under the Current Order. The Applicants also

----------
(8) The Commission has previously authorized substantially similar proposals. See e.g., Entergy Corporation, et al., Holding Co. Act Release No. 27039 (June 22, 1999); NiSource Inc., Holding Co. Act Release No. 27265 (Nov. 1,
     2000).

propose to amend the Money Pool Agreement in one respect, as described below.

     Currently, the Subsidiaries (other than: (i) Power, (ii) certain subsidiaries of Horizon Energy Development, Inc. that are not participants in the Money Pool, and (iii) certain subsidiaries of Seneca Resources Corporation that are not participants in the Money Pool) satisfy all of their requirements for short-term funds by borrowings through the Money Pool. It is proposed that the Money Pool participants (other than National and Power) (referred to here as the "Eligible Borrowers") borrow short-term funds through the Money Pool. The maximum amount of Money Pool borrowings outstanding for each Eligible Borrower will be determined by National and each Eligible Borrower in accordance with business needs.

     National will administer the Money Pool and coordinate short-term borrowings by Eligible Borrowers. National proposes to make loans available to Eligible Borrowers through the Money Pool utilizing the proceeds of borrowings under various credit facilities, including but not limited to commercial paper, short-term lines of credit, demand credit facilities, and committed credit facilities ("Credit Facilities"), as determined by National, issued in accordance with the authorization sought in this proceeding. In addition, at certain times during the year, National and certain of its Subsidiaries may generate surplus funds, which they may choose to invest in the Money Pool. Thus, funds available for borrowings through the Money Pool will be derived from one or more of the following sources: (1) surplus funds of National and/or one or more of its Subsidiaries; (2) proceeds from National's sale of commercial paper; and (3) borrowings by National under other Credit Facilities.

     National will match, to the extent possible, the short-term cash surpluses and borrowing requirements of itself and its Subsidiaries. In the event that at any time during the Authorization Period there are insufficient funds available from Money Pool sources to satisfy Money Pool borrowing requirements of all Eligible Borrowers, Distribution will receive borrowing priority over the Non-Utility Subsidiaries. Borrowings through the Money Pool would be met first from available surplus funds of the other Subsidiaries, and then from available surplus funds of National. Once these sources of funds become insufficient to meet the short-term loan requests, borrowings will be made by National through the issuance and sale of commercial paper or borrowings under other Credit Facilities.

     Pursuant to Rule 52(b), borrowings through the Money Pool by participating Non-Utility Subsidiaries are exempt. Borrowings by Distribution, however, are not exempt. Accordingly, Distribution hereby seeks approval to make borrowings through the Money Pool in an amount not to exceed $500 million at any time outstanding. Distribution proposes to repay Money Pool borrowings principally by means of funds received as a result of providing services to its customers under its tariffs, and from the possible sale of debt (including long-term notes issued to National) or equity securities.

     Borrowings through the Money Pool, and repayments thereof, will be adequately documented and will be evidenced on the books of each participant that is borrowing funds or lending surplus funds through the Money Pool. If only internal funds (surplus funds of National and the Subsidiaries) make up the funds available in the Money Pool, the interest rate applicable and payable to or by Subsidiaries for all loans of such internal funds will be the rates for high-grade unsecured 30-day commercial paper sold through dealers by major corporations, as quoted in The Wall Street Journal or other national financial publications. Borrowings consisting wholly or in part of funds obtained through the sale of commercial paper or borrowings under other Credit Facilities by National will bear interest at a rate equal to National's net weighted daily average cost for such external borrowings. Interest will be payable by the borrowing Subsidiary until the principal amount borrowed is fully repaid. Fees, commissions and expenses incurred by National to establish and maintain Credit Facilities used to fund loans through the Money Pool, including rating agency fees, bank commitment fees, and transaction costs (such as legal fees incurred in connection with negotiating and documenting credit facilities), are allocated to all Eligible Borrowers. Each Eligible Borrower's share of allocated expenses is a fraction of the total expenses. The numerator of such fraction is the respective per book capitalization plus the average daily balance of short-term borrowings outstanding during the twelve months ended as of the date of the most recent quarterly consolidating financial statements for each Eligible Borrower. The denominator of the fraction is the sum of all the numerators used in the calculation.

     To the extent that there are excess funds available in the Money Pool from time to time because (a) there are no borrowings under the Credit Facilities that may be currently repaid, or (b) there is no commercial paper that is maturing, or (c) no Eligible Borrower has a need for excess funds available from other Money Pool participants, such excess funds will normally be invested in one or more short-term investments. The Applicants are proposing to amend
Article IV of the Money Pool Agreement to provide that such short-term investments may include any of the following: (i) interest-bearing accounts with banks; (ii) obligations issued or guaranteed by the U.S. government and/or its agencies and instrumentalities, or by any state or political subdivision thereof; (iii) tax exempt notes; (iv) tax exempt bonds; (v) tax exempt preferred stock; (vi) commercial paper rated not less than A-1 or P-1 or their equivalent by a nationally recognized statistical rating organization; (vii) money market funds; (viii) bank certificates of deposit and bankers acceptances; (ix) Eurodollar certificates of deposit or time deposits; (x) investment grade medium term notes, variable rate demand notes and variable rate preferred stock; (xi) repurchase agreements with respect to any of the foregoing; and (xii) such other investments as are permitted by Section 9(c) of the Act and Rule 40 thereunder. The form of Amended and Restated Money Pool Agreement is filed herewith as Exhibit B. With the exception of Article IV, no other substantive changes to the Money Pool Agreement as currently in effect are proposed.

     1.9 Guarantees. National requests authorization to enter into guarantees, obtain letters of credit, enter into expense agreements or otherwise provide credit support (collectively, "Guarantees") with respect to the obligations of any Subsidiary as may be appropriate to enable such Subsidiary to carry on in the ordinary course of its business, in an aggregate principal amount not to exceed $2 billion outstanding at any time, excluding any forms of credit support that are exempt under Rule 45(b), provided that any Guarantee outstanding on December 31, 2005 shall terminate or expire in accordance with its terms, and provided further that the amount of any Guarantees in respect of obligations of any Subsidiaries shall also be subject to the limitations of Rule 53(a)(1) or Rule 58(a)(1), as applicable. Guarantees of the obligations of any Financing

Subsidiary or Special Purpose Subsidiary, as described in Item 1.6 above, will not count against this limitation.

     National requests authority to charge each Subsidiary a fee for providing credit support that is determined by multiplying the amount of the Guarantee provided by the cost of obtaining the liquidity necessary to perform the Guarantee (for example, bank line commitment fees or letter of credit fees, plus other transactional expenses, if any) for the period of time the Guarantee remains outstanding.

     1.10 Hedging Transactions.

          1.10.1 Interest Rate Hedges. National, and to the extent not exempt pursuant to Rule 52, the Subsidiaries, request authorization to enter into Interest Rate Hedges, subject to certain limitations and restrictions, in order to manage interest rate cost.(9) Interest Rate Hedges would only be entered into with counterparties ("Approved Counterparties") whose senior debt ratings, or the senior debt ratings of the parent companies of the counterparties, as published by Moody's Investors Service, are equal to or greater than "Baa," or an equivalent rating from Standard and Poor's Ratings Group or Fitch Inc.

     Interest Rate Hedges will involve the use of financial instruments commonly used in today's capital markets to manage the volatility of interest rates, including but not limited to interest rate swaps, swaptions, caps, collars, floors, forwards, rate locks, structured notes (i.e., a debt instrument in which the principal and/or interest payments are indirectly linked to the value of an underlying asset or index), and short sales of U.S. Treasury securities. The Applicants would use Interest Rate Hedges as a means of prudently managing the risk associated with any outstanding debt by, for example, (i) converting variable rate debt to fixed rate debt, (ii) converting fixed rate debt to variable rate debt, or (iii) limiting the impact of changes in interest rates resulting from variable rate debt. The transactions would be for fixed periods and stated notional amounts, which in no case would exceed the principal amount of the underlying debt instrument. Fees, commissions and other amounts payable to the counterparty or exchange (excluding, however, the swap or option payments) in connection with an Interest Rate Hedge will not exceed those generally obtainable in competitive markets for parties of comparable credit quality.

          1.10.2 Anticipatory Hedges. In addition, National and the Subsidiaries request authorization to enter into Anticipatory Hedges, subject to certain limitations and restrictions. Such Anticipatory Hedges would only be entered into with Approved Counterparties, and would be utilized to fix and/or limit the interest rate risk associated with any new issuance through (i) a forward sale of exchange-traded U.S. Treasury futures contracts, U.S. Treasury securities and/or a forward swap (each a "Forward Sale"), (ii) the purchase of put options on U.S. Treasury securities (a "Put Options Purchase"), (iii) a Put Options Purchase in combination with the sale of call options on U.S. Treasury

----------
(9) The NYPSC has previously authorized Distribution to enter into interest rate swaps with respect to both short-term and long-term indebtedness, and a request for such continued authority will be included in Distribution's upcoming filing.

securities (a "Zero Cost Collar"), (iv) transactions involving the purchase or sale, including short sales, of U.S. Treasury securities, or (v) some combination of a Forward Sale, Put Options Purchase, Zero Cost Collar and/or other derivative or cash transactions, including but not limited to structured notes, caps and collars, appropriate for the Anticipatory Hedges.

     Anticipatory Hedges may be executed on-exchange ("On-Exchange Trades") with brokers through the opening of futures and/or options positions traded on the Chicago Board of Trade ("CBOT"), the opening of over-the-counter positions with one or more counterparties ("Off-Exchange Trades"), or a combination of On-Exchange Trades and Off-Exchange Trades. National or a Subsidiary will determine the optimal structure of each Anticipatory Hedge transaction at the time of execution.

     National represents that each Interest Rate Hedge and Anticipatory Hedge will be treated for accounting purposes under generally accepted accounting principles. National will comply with Statement of Financial Accounting Standard ("SFAS") 133 (Accounting for Derivative Instruments and Hedging Activities) and SFAS 138 (Accounting for Certain Derivative Instruments and Certain Hedging Activities) or other standards relating to accounting for derivative transactions as are adopted and implemented by the Financial Accounting Standards Board.(10)

     1.11 Changes in Capital Structure of Majority-Owned Subsidiaries. The portion of an individual Subsidiary's aggregate financing to be effected through the sale of stock to National or other immediate parent company during the Authorization Period pursuant to Rule 52 and/or pursuant to an order issued in this proceeding cannot be ascertained at this time. The proposed sale of capital securities may in some cases exceed the then authorized capital stock of such Subsidiary. In addition, the Subsidiary may choose to use capital stock with no par value. Also, a Subsidiary may wish to engage in a reverse stock split to reduce franchise taxes or for other corporate purposes. As needed to accommodate such proposed transactions and to provide for future issuances of securities, the Applicants request authority to change the terms of any majority-owned Subsidiary's authorized capitalization by an amount deemed appropriate by National or other parent company, provided that the consent of all other shareholders has been obtained for such change. A Subsidiary would be able to change the par value, or change between par value and no-par value stock, or change the form of such equity from common stock to limited partnership or limited liability company interests or similar instruments, or from such instruments to common stock, without additional Commission approval. Any such action by Distribution would be subject to and would only be taken upon receipt of necessary approvals by the NYPSC and PaPUC.(11)

----------
(10) The Commission has previously authorized substantially similar proposals. In addition to the Current Order, see Ameren Corp., et al., Holding Co. Act Release No. 27449 (Oct. 5, 2001).
(11) The Commission has previously authorized substantially similar proposals. See First Energy Corp., et al., Holding Co. Act Release No. 27459 (Oct. 29,
     2001).

     1.12 Non-Utility Subsidiary Reorganizations. To the extent such transactions are not exempt from the Act or otherwise authorized or permitted by rule, regulation or order of the Commission issued thereunder,(12) National requests approval to consolidate or otherwise reorganize all or any part of its direct and indirect ownership interests in Non-Utility Subsidiaries, and the activities and functions related to such investments. To effect any such consolidation or other reorganization, National may wish to either contribute the equity securities of one Non-Utility Subsidiary to another Non-Utility Subsidiary or sell (or cause a Non-Utility Subsidiary to sell) the equity securities or all or part of the assets of one Non-Utility Subsidiary to another one. Such transactions may also take the form of a Non-Utility Subsidiary selling or transferring the equity securities of a subsidiary or all or part of such subsidiary's assets as a dividend to National or to another Non-Utility Subsidiary, and the acquisition, directly or indirectly, of the equity securities or assets of such subsidiary, either by purchase or by receipt of a dividend. The purchasing company in any transaction structured as an intrasystem sale of equity securities or assets may execute and deliver its promissory note evidencing all or a portion of the consideration given. Each transaction would be carried out in compliance with all applicable U.S. or foreign laws and accounting requirements, and any transaction structured as a sale would be carried out for consideration equal to the book value of the equity securities being sold.(13)

     1.13 Certificates of Notification. National proposes to file certificates of notification pursuant to Rule 24 that report each of the transactions carried out in accordance with the terms and conditions of and for the purposes represented in this Application or Declaration. Such certificates would be filed within 60 days after the end of each of the first three fiscal quarters, and 90 days after the end of the last fiscal quarter, in which transactions occur, commencing with the report for the quarter ended March 31, 2003. The Rule 24 certificates will contain the following information for the reporting period:

          (a) Any sales of Common Stock by National, the sale price per share and the market price per share at the date of the agreement of sale;

          (b) The total number of shares of Common Stock issued or issuable under options granted under National's benefit plans or otherwise;

          (c) If Common Stock has been issued as consideration in connection with the acquisition of securities or assets of any company, the number of shares so issued and the market price per share at the time of issuance;

          (d) The amount and terms of any Preferred Securities, Long-term Debt, Stock Purchase Contracts and/or Stock Purchase Units issued by National directly or indirectly through a Financing Subsidiary or Special Purpose Subsidiary;

----------
(12) Sections 12(c), 32(g), 33(c)(1) and 34(d) and Rules 43(b), 45(b), 46(a) and
     58, as applicable, may exempt many of the transactions described in this paragraph.
(13) The Commission has previously authorized substantially similar proposals. See First Energy Corp., et al., Holding Co. Act Release No. 27459 (Oct. 29,
     2001).

          (e) With respect to each participant in the Money Pool, the maximum amount of borrowings from and loans to the Money Pool, and the interest rate(s) applied to Money Pool borrowings and loans;

          (f) The amount of any Guarantee issued, and the Subsidiary on whose behalf such Guarantee was issued;

          (g) The notional amount and a brief description of any Interest Rate Hedge or Anticipatory Hedge entered into and the identity of the parties to such instruments;

          (h) With respect to any Financing Subsidiary or Special Purpose Subsidiary, (i) the name of such subsidiary; (ii) the value of National's or Non-Utility Subsidiary's investment account in such subsidiary; (iii) the balance sheet account where the investment and the cost of the investment are booked; (iv) the amount invested in the subsidiary by National or Non-Utility Subsidiary, as the case may be; (v) the form of organization (e.g., corporation, limited partnership, trust, etc.); (vi) the percentage owned by National or Non-Utility Subsidiary, as the case may be; (vii) the identification of other owners if not 100% owned by National or a Non-Utility Subsidiary; (viii) the purpose of the investment in any such subsidiary; and (ix) the amounts and types of securities to be issued by any such subsidiary;

          (i) A list of Form U-6B-2 statements filed with the Commission, including the name of the filing entity and the date of the filing; and

          (j) Consolidated balance sheets as of the end of the quarter, and separate balance sheets as of the end of the quarter for each company, including National, that has engaged in financing transactions authorized in this proceeding.(14)

     To the extent that any securities issued by any Financing Subsidiary or Special Purpose Subsidiary are not set forth on the balance sheet of National or Non-Utility Subsidiary, as the case may be, a description of the terms and conditions of such securities will be included in the applicable certificate of notification. Such filings will also include a representation that the financial statements of National shall account for any Financing Subsidiary or Special Purpose Subsidiary in accordance with generally accepted accounting principles.

----------
(14) Any of the information described in items (a) through (j) that is provided in filings or reports required under the Securities Act of 1933 or the Securities Exchange Act of 1934 may be incorporated by reference into the Rule 24 certificate.

ITEM 2. FEES, COMMISSIONS AND EXPENSES.

     The fees, commissions and expenses incurred or to be incurred in connection with the transactions proposed herein are estimated at $75,000. The above fees do not include underwriting fees, placement fees, rating agency fees, dealer discounts, commitment fees and/or compensating balances, registration fees, and other similar fees and expenses that would customarily be incurred in connection with any specific financing transaction for which authority is sought in this Application or Declaration, the amount of which cannot be determined at this time. The Applicants state that, for any specific financing carried out hereunder, such fees and expenses will not exceed 6% of the proceeds of such financing.

ITEM 3. APPLICABLE STATUTORY PROVISIONS.

     3.1 General. Sections 6(a) and 7 of the Act are applicable to the issuance and sale by National of Common Stock, Preferred Securities, Long-term Debt, Stock Purchase Contracts, Stock Purchase Units, and Short-term Debt. Sections 6(a) and 7 are also applicable to Interest Rate Hedges, except to the extent that they may be exempt under Rule 52, and Anticipatory Hedges, and to changes in the capitalization of any majority-owned Subsidiary. Section 12(b) of the Act and Rule 45(a) are applicable to the issuance of Guarantees by National, to the extent not exempt under Rules 45(b), and Sections 6(a) and 7 of the Act are applicable to any Guarantee issued with respect to a security of any Subsidiary of National. Sections 9(a)(1) and 10 of the Act are applicable to National's or any Non-Utility Subsidiary's acquisition of the equity securities of any Financing Subsidiary or Special Purpose Subsidiary. Sections 6(a), 7, 9(a), 10 and 12(b) of the Act are applicable to borrowings and loans pursuant to the Money Pool, except to the extent such transactions are exempt under Rules 45(b)(1) and 52. Section 12(e) of the Act and Rules 62 and 65 are applicable to any solicitation of shareholder approval that may be required in connection with the adoption of any new Stock Plan or any amendment to or extension of any existing Stock Plan. Various provisions of the Act, including Sections 6(a), 7, 9(a), 10, 12(c) and 12(f), and Rules 43, 45 and 46 thereunder, may be applicable to any reorganization of the Non-Utility Subsidiaries. Section 32 and Rule 53(c) are applicable to National's request to utilize proceeds of financing and issue Guarantees to fund investments in EWGs and FUCOs in amounts greater than permitted by Rule 53(a).

     3.2 Compliance with Rules 53 and 54. The transactions proposed herein are also subject to Rules 53 and 54. Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7(d) and 12 of the Act in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG, if each of the conditions in paragraphs (a)(1) through
(a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists. Rule 54 provides that the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or FUCOs in determining whether to approve other transactions if Rule 53(a), (b) and (c) are satisfied. These standards are currently met.

     Rule 53(a)(1): Currently, National's "aggregate investment" in EWGs and FUCOs is $140,691,698, or approximately 25.1% of National's average "consolidated retained earnings" for the four quarters ended March 31, 2002 ($560,366,500).

     Rule 53(a)(2): National will maintain books and records enabling it to identify investments in and earnings from each EWG and FUCO in which it directly or indirectly acquires and holds an interest. National will cause each domestic EWG in which it acquires and holds an interest, and each foreign EWG and FUCO that is a majority-owned subsidiary, to maintain its books and records and prepare its financial statements in conformity with U.S. GAAP. All of such books and records and financial statements will be made available to the Commission, in English, upon request.

     Rule 53(a)(3): No more than 2% of the employees of Distribution (National's sole domestic public utility subsidiary) will, at any one time, directly or indirectly, render services to EWGs and FUCOs.

     Rule 53(a)(4): National will submit a copy of the Application or Declaration in this proceeding and each amendment thereto, and will submit copies of any Rule 24 certificates required hereunder, as well as a copy of Item 9 of National's Form U5S and Exhibits G and H thereof, to each of the public service commissions having jurisdiction over the retail rates of Distribution.

     In addition, National states that the provisions of Rule 53(a) are not made inapplicable to the authorization herein requested by reason of the occurrence or continuance of any of the circumstances specified in Rule 53(b).

ITEM 4. REGULATORY APPROVALS.

     No state commission, and no federal commission, other than the Commission, has jurisdiction over the proposed transactions. As previously indicated, the NYPSC (as well as the PaPUC) have each previously authorized Distribution, a New York corporation, to issue long-term debt securities to National, the terms of which must mirror the terms of National's Long-term Debt. The NYPSC has also authorized Distribution to enter into Interest Rate Hedges with respect to both long-term and short-term debt securities. Such authorizations will be requested again, and the terms thereof are expected to coincide with the term of the authorization sought herein. Accordingly, these transactions are exempt under Rule 52(a).

ITEM 5. PROCEDURE.

     The Commission is requested to publish a notice under Rule 23 with respect to the filing of this Application or Declaration as soon as practicable. The Applicants request that the Commission's order be issued not later than December 31, 2002, and that there not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective. The Applicants hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission and consent to the participation of the

Division of Investment Management in the preparation of the Commission's decision and/or order, unless the Division of Investment Management opposes the matters proposed herein.

ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS.

     A.   EXHIBITS.
          --------

          A-1 Restated Certificate of Incorporation of National dated September 21, 1998 (incorporated by reference to Exhibit 3.1 to National's Annual Report on Form 10-K for the fiscal year ended September 30, 1998) (File No. 1-3880).

          A-2 By-Laws of National, as amended on December 13, 2001 (incorporated by reference to Exhibit 3.1 to National's amended Annual Report on Form 10-K/A for the fiscal year ended September 30, 2001) (File No. 1-3880).

          B Form of Amended and Restated National System Money Pool Agreement, including Demand Grid Note and Intrasystem Grid Evidence of Deposit.

          C-1 Registration Statement on Form S-8, as amended (relating to National's 1983 Incentive Stock Option Plan and 1984 Stock Plan) (incorporated by reference to File No. 2-94539).

          C-2 Registration Statement on Form S-8, as amended (relating to National's 1993 Award and Option Plan) (incorporated by reference to File No. 33-49693).

          C-3 Registration Statement on Form S-8, as amended (relating to National's Tax-Deferred Savings Plan) (incorporated by reference to File No. 333-03055).

          C-4 Registration Statement on Form S-8, as amended (relating to National's Tax-Deferred Savings Plan for Non-Union Employees) (incorporated by reference to File No. 333-03057).

          C-5 Registration Statement on Form S-8, as amended (relating to National's 1997 Award and Option Plan) (incorporated by reference to File No. 333-51595).

          C-6 Registration Statement on Form S-3, as amended (relating to National's Common Stock and debt securities) (incorporated by reference to File No. 333-83497).

          C-7 Registration Statement on Form S-3, as amended (relating to National's Direct Stock Purchase and Dividend Reinvestment Plan) (incorporated by reference to File No. 333-85711).

          C-8 Registration Statement on Form S-8, as amended (relating to National's 1997 Award and Option Plan) (incorporated by reference to File No. 333-55124).

          D    None.

          E Organizational Chart of the National Fuel Gas System. (Form SE - paper format filing.)

          F-1 Opinion of Thelen Reid & Priest LLP, counsel to National. (To be filed by amendment.)

          F-2 Opinion of Stryker, Tams & Dill LLP, New Jersey counsel to National. (To be filed by amendment.)

          F-3  Opinion of counsel to Subsidiaries. (To be filed by amendment.)

          G    Proposed Form of Federal Register Notice.

          H National forecast of consolidated capitalization ratios as of December 31 for each year 2002 through 2005, including forecast assumptions (sources and uses). (Filed confidentially pursuant to Rule 104.)


     B.   FINANCIAL STATEMENTS.
          --------------------

          1.1 Balance Sheet of National and consolidated subsidiaries, as of September 30, 2001 (incorporated by reference to National's Annual Report on Form 10-K for the fiscal year ended September 30, 2001) (File No. 1-3880).

          1.2 Statements of Income of National and consolidated subsidiaries for the twelve months ended September 30, 2001 (incorporated by reference to National's Annual Report on Form 10-K for the fiscal year ended September 30, 2001) (File No. 1-3880).

          1.3 Balance Sheet of National and consolidated subsidiaries, as of March 31, 2002 (incorporated by reference to National's Quarterly Report on Form 10-Q for the period ended March 31, 2002) (File No. 1-3880).

          1.4 Statements of Income of National and consolidated subsidiaries for the three months ended March 31, 2002 (incorporated by reference to National's Quarterly Report on Form 10-Q for the period ended March 31, 2002) (File No. 1-3880).

          1.5  Balance Sheet of Distribution, as of March 31, 2002.

          1.6 Statement of Income of Distribution for the twelve months ended March 31, 2002.

ITEM 7. INFORMATION AS TO ENVIRONMENTAL EFFECTS.

     None of the matters that are the subject of this Application or Declaration involve a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The transaction that are the subject of this Application or Declaration will not result in changes in the operation of the Applicants that will have an impact on the environment. The Applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this Application or Declaration.

                                   SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Application or Declaration filed herein to be signed on their behalf by the undersigned thereunto duly authorized.


                                         NATIONAL FUEL GAS COMPANY
                                         HORIZON ENERGY DEVELOPMENT, INC.


                                         By:   /s/ Philip C. Ackerman
                                            -------------------------
                                            Name:  Philip C. Ackerman
                                            Title: President


                                         NATIONAL FUEL GAS SUPPLY CORPORATION


                                         By:   /s/ Dennis J. Seeley
                                            -------------------------
                                            Name:  Dennis J. Seeley
                                            Title: President


                                         NATIONAL FUEL GAS DISTRIBUTION
                                           CORPORATION
                                         DATA-TRACK ACCOUNT SERVICES, INC.


                                         By:   /s/ David F. Smith
                                            -------------------------
                                            Name:  David F. Smith
                                            Title: President


                       (signatures continued on next page)

                                         HORIZON POWER, INC.


                                         By:   /s/ Bruce H. Hale
                                            -------------------------
                                            Name:  Bruce H. Hale
                                            Title: President


                                         NATIONAL FUEL RESOURCES, INC.


                                         By:   /s/ Gerald T. Wehrlin
                                            -------------------------
                                            Name:  Gerald T. Wehrlin
                                            Title: President


                                         SENECA RESOURCES CORPORATION
                                         HIGHLAND FOREST RESOURCES, INC.
                                         UPSTATE ENERGY INC.
                                         NIAGARA INDEPENDENCE MARKETING COMPANY


                                         By:   /s/ James A. Beck
                                            -------------------------
                                            Name:  James A. Beck
                                            Title: President


                                         LEIDY HUB, INC.
                                         SENECA INDEPENDENCE PIPELINE COMPANY


                                         By:   /s/ Walter E. DeForest
                                            -------------------------
                                            Name:  Walter E. DeForest
                                            Title: President


Date: July 18, 2002